UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                       DIGITAL COURIER TECHNOLOGIES, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                   253838 10 6
                                 (CUSIP Number)


                                  June 14, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        ___       Rule 13d-1(b)

        _X_       Rule 13d-1(c)

        ___       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of this Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 253838 10 6

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Transaction Systems Architects, Inc.
          I.R.S. Identification No.   47-0772104

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  ___
          (b)  ___

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES             5)       SOLE VOTING POWER
BENEFICIALLY OWNED BY                          2,250,000
EACH REPORTING
PERSON WITH:                 6)       SHARED VOTING POWER
                                               0

                             7)       SOLE DISPOSITIVE POWER
                                               2,250,000

                             8)       SHARED DISPOSITIVE POWER
                                               0

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,250,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          ___

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.6%

12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          COMPANY

                                  SCHEDULE 13G

CUSIP No. 253838 10 6

Item 1(a)  Name of Issuer:

          Digital Courier Technologies, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

          136 Heber Avenue
          Suite 204
          Park City, Utah  84060

Item 2(a)  Name of Person Filing:

          Transaction Systems Architects, Inc.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

          224 South 108th Avenue
          Suite 7
          Omaha, Nebraska  68154

Item 2(c)  Citizenship:

          Transaction Systems Architects, Inc. is a Delaware corporation.

Item 2(d)  Title of Class of Securities:

          Common Stock, par value $.0001 per share

Item 2(e)  CUSIP Number:

          253838 10 6

Item 3.

          Not applicable

Item 4  Ownership.

     (a) Amount Beneficially Owned:

          2,250,000 (1)

     (b) Percent of Class:

          11.6%  (2)

     (c) Number of shares as to which reporting person has:

        (i) sole power to vote or to direct the vote - 2,250,000 (1)
       (ii) shared power to vote or to direct the vote - 0
      (iii) sole power to dispose or to direct the disposition of - 2,250,000(1)
       (iv) shared power to dispose or to direct the disposition of - 0
____________
(1) Includes 1,000,000 shares which may be purchased by Transaction Systems Architects, Inc. upon exercise of a Warrant which is currently exercisable.

(2) Assumes the exercise by Transaction Systems Architects, Inc. of its Warrant to purchase 1,000,000 shares which is currently exercisable.

Item 5  Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable.

Item 8  Identification and Classification of Members of the Group

          Not Applicable.

Item 9  Notice of Dissolution of Group

          Not Applicable

Item 10  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:    June 17, 1999


TRANSACTION SYSTEMS ARCHITECTS, INC.


By:  /s/ William E. Fisher
     ----------------------------
         William E. Fisher
         Chief Executive Officer,
         President and Chairman